767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

August 20, 2021

VIA EDGAR TRANSMISSION

Matthew Crispino

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Definitive Healthcare Corp.
Amendment No. 2 to Draft Registration Statement on
Form S-1 Submitted August 5, 2021
CIK No. 0001861795

Dear Mr. Crispino:

On behalf of our client, Definitive Healthcare Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated August 18, 2021. In connection with such responses, the Company will be submitting, electronically via EDGAR, a Registration Statement on Form S-1 of the Company (CIK No. 0001861795) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of the Registration Statement, including copies marked to show the changes effected by the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Draft Registration Statement on Form S-1 filed August 5, 2021

Cover Page

1.

We note that you highlight revenue and revenue growth in your graphic disclosure. Please revise to provide a more balanced presentation of the company’s financial health by presenting net loss information with equal prominence to your other measures. Refer to Securities Act Forms C&DI 101.02.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the graphic disclosure to remove the revenue and revenue growth metrics.

Matthew Crispino Securities and Exchange Commission August 20, 2021

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 19

2.

We note your response to comment 2 and reissue that comment in part. For each of Adjusted Gross Margin and Adjusted EBITDA Margin, please present with equal or greater prominence, its most directly comparable financial ratio calculated and presented in accordance with GAAP and its respective reconciliation to such ratio. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K and footnote 27 of the SEC’s Adopting Release titled “Conditions for Use of Non-GAAP Financial Measures” (Release No. 33-8176).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Other Financial Data on pages 21, 22, 104 and 105 of the Registration Statement to include Net (Loss) Income Margin and Gross Margin, calculated and presented in accordance with GAAP and its respective reconciliation to such ratio.

Notes to Unaudited Pro Forma Consolidated Balance Sheet (as of June 30, 2021), page 85

3.

We note in your response to comment 3 you intend to amend the terms of the LLC agreement to provide for the ability of the holders to exchange their LLC Units for Class A common stock and the LLC agreement will not provide for the option for the Company to satisfy an exchange request in cash. With a view towards clarifying disclosure, please tell us if the Class A common stock issued to satisfy an LLC unit holder’s redemption request may consist of unregistered shares. Refer to ASC 815-40-25-10.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company intends to amend the terms of the LLC agreement prior to the effectiveness of the Company’s registration statement to state that members holding non-controlling interests may exchange their LLC Units for shares of Class A common stock, which may consist of unregistered shares on a one-for-one basis in accordance with the terms of the Amended LLC Agreement. The Company has revised the disclosure accordingly. Please see pages 8, 68, 88, 172, and 182 for the revised description.

Further, and for the avoidance of doubt, the Company’s management considered whether the criteria of paragraph ASC 815-40-25-10 are met such that the Company could always control whether a redemption is settled in cash or equity, and management determined that the conditions from ASC 815-40-25-10 that are outlined below are met, and that, accordingly, the non-controlling interest should be classified in permanent equity.

1.

Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares. The Amended LLC Agreement permits settlement in registered shares or unregistered shares at the Company’s election.

2.

Entity has sufficient authorized and unissued shares. After the offering and the consummation of the Reorganization Transactions, the Company will have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock.

3.	Contract contains an explicit share limit. The Amended LLC Agreement contains an explicit limit on the number of shares to be delivered in a share settlement.

4.

No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchange Commission (the “SEC”). There is no required cash payment provision in the Amended LLC Agreement, even in the case of failure to make timely filings with the SEC.

5.	No cash-settled top-off or make-whole provisions. No cash payments are required per the Amended LLC Agreement and there are no top-off or make-whole provisions in the contract.

6.

No counterparty rights rank higher than shareholder rights. There are no provisions in the Amended LLC Agreement that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

7.	No collateral required. There is no requirement in the Amended LLC Agreement to post collateral at any point or for any reason in the contract.

Matthew Crispino Securities and Exchange Commission August 20, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 111

4.

Please disclose your accounting policies and assumptions underlying your presentation, recognition and measurement of redeemable noncontrolling interest at inception and in subsequent reporting periods, including your attribution of its respective share of Definitive OpCo’s allocated profit/ loss after the Reorganization Transactions and the consummation of this offering.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, after the offering and the consummation of the Reorganization Transactions, the Company intends to add additional disclosure regarding the initial recognition and measurement and classification of its non-controlling interest to the notes to the interim unaudited and annual audited financial statements and in Management’s Discussion of Financial Condition and Results of Operations in future filings under the Securities Act of 1933 and the Securities Exchange Act of 1934, as required. The Company will include supplemental information about this policy in the notes to the Unaudited Pro Forma Consolidated Balance Sheet in its next amendment.

The Company’s management has considered whether the criteria of paragraph ASC 810-10-30-1 were met to determine the initial carrying amount of the non-controlling interest. Management also considered whether the criteria of paragraphs ASC 810-10-45-16 and ASC 815-40-25-10 were met and concluded that the noncontrolling interest shall be reported in the consolidated statement of financial position within equity, separately from the Company’s equity.

The Company expects its disclosures regarding its policy to read substantially as follows:

Management determined that in connection with the Reorganization Transactions, the Company will become the sole managing member of Definitive OpCo. Because the Company will manage and operate the business and control the strategic decisions and day-to-day operations of Definitive OpCo and because the Company will also have a substantial financial interest in Definitive OpCo, the Company will consolidate the financial results of Definitive OpCo, and a portion of its net income will be allocated to the noncontrolling interest to reflect the entitlement of the Continuing Pre-IPO LLC Members to a portion of Definitive OpCo’s net income. In addition, because Definitive OpCo will be under the common control of the Pre-IPO LLC Members before and after the Reorganization Transactions (both directly and indirectly through their ownership of the Company), the Company will account for the Reorganization Transactions as a reorganization of entities under common control and will initially measure the interests of the Continuing Pre-IPO LLC Members in the assets and liabilities of Definitive OpCo at their carrying amounts as of the date of the completion of the consummation of the Reorganization Transactions. In connection with any redemption, the Company will receive a corresponding number of common units, increasing the Company’s total ownership interest in Definitive OpCo. As such, future exchanges of limited liability company interests will result in a change in ownership and reduce the amount recorded as non-controlling interest and increase additional paid-in capital.

Net income and loss will be allocated to the Continuing Pre-IPO LLC Members on a pro rata basis, assuming that any outstanding units that are subject to time-based vesting requirements are fully vested. The net income and loss attributable to non-controlling interests for the periods immediately following the offering, represents the Continuing Pre-IPO LLC Members’ pro rata share of net income and loss of the Company for the period subsequent to the IPO and the Reorganization Transactions.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	Jason Krantz
Chief Executive Officer
Definitive Healthcare Corp.

cc:	Cathy A. Birkeland
Senet Bischoff
Alexa Berlin
Latham & Watkins LLP